
August 19, 2014

Via E-mail
Michael Nathenson
Chief Financial Officer
Blue Buffalo Pet Products, Inc.
11 River Road
Wilton, CT 06897

> **Re: Blue Buffalo Pet Products, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 24, 2014**
> **CIK No. 0001609989**

Dear Mr. Nathenson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A of Regulation C. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. In addition, please be advised that you may not circulate copies of your prospectus until you have included an estimated price range and related information based on a bona fide estimate of the public offering within that range, as well as all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C. When you complete the filing by filling in the blanks, please note that we may have additional comments.

3.	Please provide us with copies of any industry analysis or reports that you cite or upon which you rely, including, but not limited to, market research reports and data prepared by Euromonitor, Nielsen, GfK, IRI, American Pet Products Association, Packaged Facts and Competitrack. Confirm for us that these documents are publicly available. If you funded or were otherwise affiliated with any of the studies or reports you cite, make this clear. If any of this information was prepared by a third party for inclusion in this registration statement, please file the consent of such party as an exhibit if you cite the report or study.

4.	For each statement describing your competitive position in your industry and segment, your leadership position and your comparative rate of growth, please disclose the metrics upon which you base such claims and provide us with supplemental support. Similarly, with regard to your statements about industry trends (such as "humanization") and consumer preferences, please provide us with supplemental support. If you do not have independent support for a statement, please either revise the language to make clear the basis for the statement (for example, your own belief) or delete it.

5.	For each instance in which you discuss your projected growth, please provide balancing language which mentions your stated belief that your growth rate will decline as your scale increases. We note in that regard your statements on page 1 and 55 that you are "in the early innings of your growth," as well as your statements on page 16 and 42 describing the expected decline of your growth rate.

Industry and Market Data, page ii

Market Segments, page iii

6.	Please tell us whether the requirements listed here and on page 62 represent the complete set of criteria by which you define the Wholesome Natural market segment. If there are other criteria, please revise your disclosure to include them.

7.	You state on page iii that your market segmentation reflects consumer preferences "as evidenced by the disparity among the growth rates of the different market segments." You also state on pages 2 and 62 that the Wholesome Natural and Therapeutic market segments "are growing faster than the rest of the market." Furthermore, you characterize the Wholesome Natural market segment here and on pages 4, 6, 64, and 79 as "fastgrowing." Please support these statements by providing comparative growth rates for the market segments you have delineated.

Letter from our Founder, page iv

8.   We note your statement on page v that "unlike the mega corporations with whom (you) compete, pet products is the only business (you are) in." Please revise to clarify, if true, that you also compete with companies that solely operate in the pet products industry.

9.   Please ensure that all industry jargon is sufficiently defined and explained. For example, explain what you mean by "cold-formed" on pages iv, 2, and 67. Explain how this process helps preserve the potency of the nutrients.

10.   You characterize your Life Protection Formula as a "unique, two part food." Please confirm that your competitors do not offer "two part" foods. Alternatively, please revise to clarify this statement.

Prospectus Summary, page 1

Blue Buffalo: A New Breed, page 1

11.   We note your statement here and in multiple other places in the filing that BLUE is a "billion dollar brand based on sales at retail." Because such a statement is usually interpreted to refer to annual sales or revenue, and you appear to have less than a billion dollars of annual sales or revenue, please revise each such reference to clarify the basis for your statement.

The Industry Where We Operate: Large and Attractive, page 2

12.   You state here and on page 71 that you have "the broadest portfolio of products of any natural pet food brand in the United States." Please confirm that this statement is not limited to those brands in the Wholesome Natural market segment, but instead applies to all brands that fall under the AAFCO definition of "natural" provided on page ii. Alternatively, please revise the statement.

Feed Pets More of Our Products, page 7

13.   You state here and on pages 60 and 80 that your cat litter is a "natural" product. As it appears your definition of the word "natural" on page ii applies only to pet foods, please clarify the meaning of the term "natural" as applied to your cat litter.

Risk Factors, page 15

14.   We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised

accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Management's Discussion & Analysis, page 41

Overview, page 42

15.   You state here that you have grown at a faster rate than the overall pet food industry, and that your net sales have increased at a CAGR of 56% from 2010 to 2013. For the purposes of comparison, please expand this disclosure to provide the growth rate of the overall pet food industry over a comparable time period.

Results of Operations, page 44

16.   We note that you report net sales under this heading and in your income statements, and that you disclose in your revenue recognition policy on page F-9 that revenue consists of sales to customers, net of returns, discounts, and trade promotions (i.e. contra revenue items). Please expand your MD&A to discuss the magnitude of these contra revenue items, highlighting any unusual events, transactions or promotion programs that significantly impacted your sales in any of the periods presented, to comply with Item 303(a)(3)(i) of Regulation S-K.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 47

17.   We note your statement that "strong performance by each of (your) product lines, as well as the introduction of new products" were "major contributors to growth." Please expand to indicate how much each of these factors contributed to your growth.

Financial Condition, Liquidity and Capital Resources, page 50

18.   We note you disclose that in 2012 you obtained $400 million in term loans under your senior secured credit facilities to pay $400 million in dividends to your stockholders. Please expand your disclosure to discuss the reason for this dividend payout, which appears inconsistent with the covenants of your credit facilities which restrict dividend payments as described on page 52, and with your dividend policy of paying dividends out of surplus or net profits as described on page 101. Additionally, discuss the impact of this dividend payout on your future liquidity and the course of action you plan to take to remedy this liquidity deficiency, to comply with Item 303(a)(1) of Regulation S-K.

Cash Flows, page 51

Cash Provided by Operating Activities, page 51

19.   We note that your net cash provided by operating activities increased by $53.9 million in the fiscal year ended December 31, 2012, as compared to a $4.6 million increase in the fiscal year ended December 31, 2013. Please expand your discussion here of year-over-year changes in cash provided by operating activities to explain why you had "favorable changes in working capital" in the fiscal year ended December 31, 2012 but then had an "increase in working capital needs to support (your) growth" in the fiscal year ended December 31, 2013.

Business, page 56

Our Manufacturing Network, page 75

20.   We note your disclosure regarding multi-year contracts that guarantee an amount of monthly production capacity and annual or multi-year fixed tolling charges, while assuring the contract manufacturers a minimum order volume on a monthly or quarterly basis. Clarify for us whether the contractual obligations table on page 52 reflected these minimum order purchase obligations to the contract manufacturers, and if not please explain the reason. Refer to Item 303(a)(5) of Regulation S-K for further guidance.

Executive Compensation, page 90

21.   Please expand your disclosure under this section to include information for your two most recently completed fiscal years. Refer to Item 402(n)(1) of Regulation S-K.

Principal and Selling Stockholders, page 98

22.   You state in Footnote 1 to the table that Jacqueline Bishop may be deemed to beneficially own the shares of common stock held of record by The Bishop Family Limited Partnership. Please provide us with your analysis as to why William Bishop and William Bishop, Jr. are not beneficial owners of the common stock held of record by the Partnership.

Description of Certain Indebtedness, page 108

Prepayments, page 109

23.   We note your disclosure here that you were not required to make an excess cash flow payment in 2013. Please tell us whether you were required to make either of the two other types of mandatory prepayments contemplated in this section. If you were required to do so, please revise to disclose.

Financial Statements

General

24.   Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

25.   Please have your auditor provide a revised report that indicates the city and state in which the report was issued to comply with Rule 2-02(a) of Regulation S-X.

Segment Reporting, page F-9

26.   We note you disclose under this heading that you manage your business on the basis of one reportable segment. However we note you disclose on page 73 that products that use less common proteins, which typically cost more, or that use specialized formulas are significantly more expensive to produce, are sold at a higher price to offset the higher ingredient costs and typically have higher gross margins than otherwise similar products in your product portfolio.

        Clarify for us how you have met the aggregation criteria for your operating segments under FASB ASC 280-10-50-11 given your dissimilar product gross margins, or how you have concluded that you do not have more than one reportable segment pursuant to ASC 280-10-50-10. Additionally, tell us how you have considered the guidance under ASC 280-10-50-40 with regard to disclosing revenue for each of your similar product group.

Exhibits and Financial Statement Schedules, page II-3

27.   Please revise to include your charter and bylaws as currently in effect. See Item 601(b)(3) of Regulation S-K.

28.   We note your disclosure on page 18 describing your dependence on two large retail partners for a large portion of your sales, as well as your dependence on a limited number of manufacturers for your supply of products. Please tell us what consideration you have given to filing your agreements with these partners in accordance with Item 601(b)(10)(ii)(A) of Regulation S-K. Alternatively, please file the agreements.

General

        Prior to the effectiveness of your registration statement, please be sure that we receive a copy of the letter, or a call, from FINRA, stating that FINRA has finished its review and has no additional comments with respect to the proposed underwriting arrangements.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kenneth B. Wallach
        Simpson Thacher & Bartlett LLP